The Prudential Insurance Company of America
                         Corporate Office
                         Newark, New Jersey



Annuitant(s)    Honey Comb 3                       C0000609   Contract Number

Annuity Date    August 31, 1998             August 31, 1992   Contract Date



      Agency    N/A







We will make monthly annuity payments starting on the Annuity Date we show above. We make this promise subject to all the provisions of this contract.

Please read this contract with care. A guide to its contents is on the last page before the back cover. A summary is on page 5. If there is ever a question about it, or if there is a claim, just see one of our representatives or get in touch with one of our offices.

Benefits and values under this contract may be on a variable basis. Amounts directed into one or more of the variable subaccounts will reflect the investment experience of those subaccounts. They are subject to change both up and down and are not guaranteed as to dollar amount except as provided under the Death of Annuitant and Payout Provisions sections.

Right to Cancel Contract--Not later than ten days after you get this contract, you may return it to us. All you have to do is take it or mail it to one of our offices or to the agent who sold it to you. We will cancel the contract and promptly give you its net asset value, less the net asset value of any amount we add to the contract fund (see page 8) determined as of the date your request is received, without redemption charge.

The provisions on this and the following pages of this contract comprise the entire contract. The contract was signed for Prudential on the contract date, which is the date of issue.



Signed for Prudential.



/S/[ILLEGIBLE]                                        /S/ ARTHUR F. RYAN
-----------                                           ------------------
  Secretary                                                 President

Variable Annuity Contract with Flexible Purchase Payments--Monthly annuity payments starting on Annuity Date. Payment as stated upon death before Annuity Date. Purchase payments payable during lifetime(s) of annuitant(s) until Annuity Date. Cash value reflect investment results.



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


                                  ENDORSEMENTS
                      (Only we can endorse this contract.)



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                                  CONTRACT DATA



ANNUITANT (S)   Honey Comb 3                    CO000609     CONTRACT NUMBER

ANNUITANT DATE  August 31, 1998          August 31, 1992     CONTRACT DATE

AGENCY          N/A



   FIRST ANNUITANT:
               NAME                      Honey Comb 3
               SEX AND ISSUE AGE         F-84
               DATE OF BIRTH             December 1, 1907

   CO-ANNUITANT:
               NAME
               SEX AND ISSUE AGE
               DATE OF BIRTH

   BENEFICIARY:      Class 1 Sara Mountain, SISTER


                     ALLOCATION OF INITIAL PURCHASE PAYMENT

                   Prudential Money Market                  33.0%
                   Prudential Stock Index                   33.0%
                   Prudential Small Capitalization Stock    34.0%


THE MAINTENANCE CHARGE IS UP TO $30.00 ANNUALLY. WE EXPLAIN THIS ON PAGE 12.


SERVICE OFFICE - PLEASE DIRECT ANY COMMUNICATION ABOUT THIS CONTRACT TO:
PRUDENTIAL ANNUITY SERVICE CENTER, P.O. BOX 14230, NEW BRUNSWICK, NEW JERSEY 08906-4230.



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                                  ENDORSEMENTS
                       (Only we can endorse this contract)



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                                      C-52

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                                CONTRACT SUMMARY

We offer this summary to help you understand this contract. We do not intend that it change any of the provisions of the contract.

Beginning on the Annuity Date we will use your contract fund to provide an income, as we explain on page 13, to the Annuitant named on page 3 (the First Annuitant named there if two annuitants are named) if he or she is then living and entitled to payment. But if two annuitants are named on page 3 and (1) the First Annuitant is not living on the Annuity Date or (2) both annuitants are living and you ask us to do so, we will make payment to the Co-Annuitant named on page 3 if he or she is then living. If, on the Annuity Date, no other settlement has been chosen, we will make monthly payments under the Interest Payment Option. But if the amount of the initial payment would be less than $50, the Company reserves the right to, instead, pay the cash value in one sum. We describe the other options we offer on page 13.

Purchase payments may be made at any time until the Annuity Date. There are no scheduled amounts or due dates. We explain this on page 8. The purchase payments, minus any deductions for state and/or local premium taxes, will be allocated as you direct to one or more of the subaccounts of The Prudential Individual Variable Contract Account and/or the fixed account.

Additional amounts may also be credited to your contract fund as we described on page 8.

We describe on page 10 the amount payable, if any; at the death of an annuitant. If there are two annuitants and one annuitant dies before the Annuity Date, here is what we will do. We will use any excess of minimum proceeds (the sum of all purchase payments minus any withdrawals made) over the contract fund to increase the value of the contract for the surviving annuitant. Otherwise, it may be paid to the beneficiary in cash; or it may be applied by the beneficiary to either of the payout options we offer an annuitant under this contract.

You and we may agree on a change in the ownership of this contract. Also, unless we endorse it to say otherwise. The contract gives you these rights, among others:

o You may change the beneficiary(ies) under it.

o You may surrender it for its cash value.

o You may make withdrawals.

o You may transfer amounts among the subaccounts and the fixed account.

o You may remove one annuitant if two are named.




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                               GENERAL PROVISIONS

Definitions.-- We define here some of the words and phrases used all through this contract. We explain others, not defined here, in other parts of the text.

We, Our and Us.--Prudential.

You and Your.--The owner of the contract.

Annuitant(s).--The person or persons named on the first page. If more than one person is so named, one of the two is named on Page 3 as First Annuitant, the other as Co-Annuitant. And, in this case, the Beneficiary provisions of the contract will be based on the death of the last survivor of the persons so named. The owner need not be an annuitant.

Payee.--A beneficiary who has a right to receive a settlement under this contract.

SEC.--The Securities and Exchange Commission.

PIVCA.--The Prudential Individual Variable Contract Account.

Contract Date.--The date we receive the purchase payment at our Service Office. We show the Contract Date on page 3.

Issue Date.--The Contract Date.

Annuity Date.--The date the first annuity payment is due. We show the Annuity Date on page 3.

Anniversary or Contract Anniversary.--The same day and month as the Contract Date in each later year.

Example: If the contract date is June 10, 1986, the first anniversary is June 10, 1987. The second is June 10, 1988, and so on.

Contract Year.--A year which starts on the Contract Date or on an Anniversary.

Example: If the contract date is June 10, 1986, the first Contract Year starts then and ends on June 9, 1987. The second starts on June 10, 1987 and ends on June 9, 1988.

Attained Age.--An annuitant's attained age at any time is his or her issue age plus the length of time since the contract date. You will find the issue age(s) on page 3.

Earnings.--The excess, if any, of (1) the contract fund plus any amounts previously withdrawn, over (2) total purchase payments to date plus any additional amounts credited by the Company as a result of such purchase payments.

Service Office.--The office designated by Prudential to service contracts such as this. Its mailing address is the address shown on the Contract Data page, unless Prudential specifies another address by notice to you.

Annual Report-- Once each contract year after the first and before the Annuity Date we will send you a report. It will show (1) the amount of the contract fund; (2) the investment amount in each subaccount; (3) the amount in the fixed account; (4) interest credited during the year, and (5) the interest rate that will be credited until further notice to the amount in the fixed account. The report will include any other data that may be currently required where this contract is delivered. You may ask for a report like this at any time. But, except for the report we send you once a year, we have the right to charge a fee for each report.

Contract Modifications.-- Only a Prudential officer may agree to modify this contract, and then only in writing.

Change of Annuity Date.-- Not later than the present Annuity Date, you may ask us to change that date to another date. We must have your request in writing at our Service Office and in a form which meets our needs. You must send the contract to us to be endorsed if we ask you to do so. We will change the date to the one you ask for in your request. But, unless we consent, it may not be before the later of (1) the third contract anniversary and (2) the first of the next month after the date we receive your request. Also, unless we consent, it may not be after the first of the next month after the 80th birthday of the younger of the annuitants. Further, unless we consent, you may not make more than one change in the Annuity Date.

Removal of an Annuitant.-- If a First Annuitant and a Co-Annuitant are named, we will remove one from the contract upon: (1) receipt of your written request to remove that annuitant; or (2) receipt of due proof that the Annuitant has died.

Ownership and Control.-- Unless we endorse this contract to say otherwise: (1) the owner of the contract is the Annuitant (the First Annuitant, if two are named); (2) while any annuitant is living the owner alone is entitled to (a) any contract benefit and value, and (b) the exercise of any right and privilege granted by the contract or by us; and (3) if two annuitants are named and the First Annuitant dies while the Co-Annuitant is living, the Co-Annuitant will become the Owner.

Currency.-- Any money we pay, or which is paid to us, must be in United States currency. Any amount we owe will be payable at our Service Office.

                            (Continued on Next Page)


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

                         GENERAL PROVISIONS (Continued)

Misstatement of Age or Sex.-- If any annuitants stated date of birth or sex or both are not correct, we will change each benefit and the amount of each annuity payment to that which the purchase payment would have bought for the correct date of birth and sex. Also, we will adjust the amount of any payments we have already made. Here is how we will do it: (1) We will deduct any overpayments, with interest at 5% a year, from any payment(s) due then or later. (2) We will add any underpayments, with interest at 5% a year, to the next payment we make after we receive proof of the correct date of birth and sex.

Incontestability.-- We will not contest this contract except for non-payment of the purchase payment due on the contract date.

Proof of Survival or Death.-- Before we make a payment, we have the right to require proof of the life or death of any person whose life or death determines whether or to whom we must make the payment.


Changes by Prudential.-- We reserve the right, upon 90 days notice to you to:

(1) change the minimum amount requirements specified for purchases, withdrawals and transfers in the Contract Fund and Contract Value Options Provision;

(2) refuse to accept any request for purchase;

(3) add, change or discontinue subaccounts, change to or add a different variable contract account, or substitute fund shares in the account (see page
9);

(4) change any or all terms and provisions of the Annuity Settlement Table on page 15, but only with respect to any portion of an annuity settlement deriving from purchase payments made on or after the effective date of the change and earnings on those purchase payments; and

(5) make any changes required by law.

Voting Rights:

Fund.--We will send you a notice of any meeting at which Fund shares which comprise the assets of a subaccount may be voted. We will provide a voting instruction form for the number of Fund shares representing your proportional interest. The instruction form may be signed and returned to us. If for any meeting there are Fund shares for which we have not received voting instructions, this is what we will do. We will vote Fund shares on each matter in the same proportion as we vote the Fund shares held in the subaccount for which we did receive instructions.

Prudential.--We are a mutual life insurance company. Our principal office is in Newark, New Jersey, and we are incorporated in that State. By law, we have 24 directors. This includes 16 elected by our policyholders (four each year for four year terms), two of our officers, and six public directors named by New Jersey's Chief Justice.

The election is held on the first Tuesday in April from 10:00 a.m. to 2:00 p.m. in our office at the Secretary's address shown here. After this contract has been in force for one year, you may vote either in person or by mail. We will send you a ballot if you ask for one. Just write to our Secretary at Prudential Plaza, Newark, New Jersey 07102, at least 60 days before the election date. By law, your request must show your name, address, contract number and date of birth. If you are an individual, you must be at least 18 years old to vote.

Participation (Dividends).--This contract is eligible to participate in the divisible surplus of Prudential. We do not expect that any dividends will be payable on or before the Annuity Date. While any annuity settlement is in effect, the contract will share in our surplus to the extent and in the way we decide.


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                                PURCHASE PAYMENTS

Purchase Payments.-- An initial purchase payment of at least $1,000 is payable on the Contract Date. Further purchase payments may be made at any time while an annuitant is living and before the Annuity Date. The amount of each payment after the first must be at least $100. We reserve the right to establish a maximum amount.

The initial purchase payment, minus any deduction for state and/or local premium taxes, will be allocated to the subaccounts and/or to the fixed account as you instruct. The minimum amount of a first allocation to a subaccount and/or to the fixed account is $300; the minimum for subsequent allocations is $100 unless we consent to a smaller amount. If, after you have made at least one purchase, we receive a purchase payment without instructions, we will make any deduction for state and/or local premium taxes and allocate the balance in the same proportions as the most recent purchase payment you made.

Additional Amounts.-- During the first three contract years, and in contract years thereafter at the discretion of the Company, we will credit an additional 1% to the amount of every purchase payment you make, The Company reserves the right to limit such additional amounts to $1,000 in each contract year.

This additional amount will not be subject to state and/or local premium taxes. The amount will be allocated to the subaccounts and/or to the fixed account in the same proportions as the corresponding purchase payment.

Example 1: On the Contract Date you make a $1,500 purchase to be allocated equally to subaccounts A, B and C. We will increase that amount by 1%, or $15, and allocate $505 to each of Subaccounts A, B, and C. Later in the year you send us a $900 purchase payment, but you don't tell us how it is to be applied. We will increase that amount by 1% or $9 and, based on the most recent purchase, the one made on the Contract Date, we would make a $303 purchase for each of Subaccounts A, B, and C.

Example 2: If in the example above your second purchase payment had been $200 instead of $900, we would have the right not to make the purchase without first contacting you to find out how the purchase payment is to be applied. This is because the $200 purchase payment was not enough to make a minimum purchase of $100 for each of the three subaccounts. The purchase would be made when we receive your instructions at our Service Office.

BENEFICIARY

You may designate or change a beneficiary. Your request must be in writing and in a form which meets our needs. It will take effect only when we file it at our Service Office; this will be after you send the contract to us to be endorsed, if we ask you to do so. Then any previous beneficiary's interest will end as of the date of the request. It will end then even if no annuitant is living when we file the request. Unless otherwise stated, we will make payment to the beneficiary only if the last surviving or sole annuitant dies before the Annuity Date. Any beneficiary's interest is subject to the rights of any assignee of whom we know.

When a beneficiary is designated, any relationship shown is to the Annuitant (First Annuitant if two annuitants are named on page 3) unless otherwise stated.

To show priority, we may use numbered classes, so that the class with first priority is called class 1, the class with next priority is called class 2, and so on. When we use numbered classes, these statements apply to beneficiaries unless the form states otherwise: (In these provisions and in the Example, the term annuitant refers, where two annuitants are named, to the last surviving annuitant.)

1. One who survives the annuitant will have the right to be paid only if no one in a prior class survives the annuitant.

2. One who has the right to be paid will be the only one paid if no one else in the same class survives the annuitant.

3. Two or more in the same class who have the right to be paid will be paid in equal shares.

4. If none survives the annuitant, we will pay in one sum to the annuitants estate.

Example: Suppose the class 1 beneficiary is Jane and the class 2 beneficiaries are Paul and John. If the annuitant dies before the Annuity Date, we owe Jane the proceeds if she is living at the annuitant's death. We owe Paul and John the proceeds if they are living then but Jane is not. But if only one of them is living, we owe him the proceeds. If none of them is living, we owe the annuitant's estate.

Before we make a payment, we have the right to decide what proof we need of the identity, age or any other facts about any persons designated as beneficiaries. If beneficiaries are not designated by name and we make payment(s) based on that proof, we will not have to make the payment(s) again.


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                                SEPARATE ACCOUNT

The Account-- The word Account, where we use it in this contract without qualification, means the Prudential Individual Variable Contract Account (PIVCA) and any other separate accounts that we establish. PIVCA is a unit investment trust registered with the SEC under the Investment Company Act of 1940. It is also subject to the laws of New Jersey. We own the assets of the Account; we keep them separate from the assets of our general investment account. We established the Account to support variable annuity contracts.

Subaccounts.-- The PIVCA has several subaccounts. We list them on the Contract Data page(s). You determine, using percentages, how the invested purchase amount will be allocated among the subaccounts and/or to the fixed account. You may choose to allocate nothing to a particular subaccount. But any allocation you make must be at least 10%; you may not choose a fractional percent.

Example: You may choose a percentage of 0, or 100, or 10, 11, 12, and so on, up to 90. But you may not choose a percentage of 1 through 9, or 91 through 99, or any percent that is not a whole number.

The Fund.-- The word fund, where we use it in this contract without qualification, means the fund we identify in the Contract Data pages. The fund is registered with the SEC under the Investment Company Act of 1940 as an open-end diversified management investment company. The fund has several portfolios; there is a portfolio that corresponds to each of the subaccounts of the PIVCA. We list these portfolios in the Contract Data pages.

Account Investments.-- We use the assets of the PIVCA to buy shares in the fund. Each subaccount is invested in a corresponding specific portfolio. Income and realized and unrealized gains and losses from assets in each subaccount are credited to, or charged against, the subaccount. This is without regard to income, gains, or losses in our other investment accounts.

We will determine the value of the assets in the PIVCA at the end of each business day. When we use the term business day, we mean a day when the New York Stock Exchange is open for trading. We might need to know the value of an asset on a day that is not a business day or on which trading in that asset does not take place. In this case, we will use the value of that asset as of the end of the last prior business day on which trading took place.

Example: If we need to know the value of an asset on a Sunday, we will normally use the value of the asset as of the end of business on Friday.

We will always keep assets in the Account with a total value at least equal to the amount of the investment amounts under contracts like this one. (See page 11.) To the extent those assets do not exceed this amount, we use them only to support those contracts; we do not use those assets to support any other business we conduct. We may use any excess over this amount in any way we choose.

Change in Investment Policy.-- A portfolio of the fund might make a material change in its investment policy. In that case, we will send you a notice of the change.

Change of Fund.-- A portfolio might, in our judgment, become unsuitable for investment by a subaccount. This might happen because of a change in investment policy, or a change in the laws or regulations, or because the shares are no longer available for investment, or for some other reason. If that occurs, we have the right to substitute another portfolio of the fund, or to invest in a fund other than the one we show on the Contract Data page(s). But we would first seek approval from the SEC and, where required, the insurance regulator where this contract is delivered.


                                  FIXED ACCOUNT

The Fixed Account.-- In addition to the subaccounts described above, there is a fixed account to which you may direct all or part of your invested purchase amount(s). The fixed account is funded by the general account of Prudential. The fixed account is credited with interest as described under Guaranteed Interest on page 12 and Excess Interest on page 12.

Fixed Account Options. --We may have more than one fixed account option. We list the fixed account option(s) in the Contract Data pages.



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                                    TRANSFERS

Transfers Among Subaccounts and into the Fixed Account.-- You may transfer amounts among subaccounts of PIVCA and into the fixed account as often as four times in a contract year. In addition, the entire amount in all subaccounts may be transferred to the fixed account at any time. If we establish new separate accounts, transfers into or out of these separate accounts will be allowed only with our consent. To make a transfer, you must notify us in writing in a form that meets our needs. The transfer will take effect on the date we receive your notice at our Service Office.

Transfers Among Fixed Account Options and into the Subaccounts.-- You may transfer amounts among the available Fixed Account Options and into the subaccounts only with our consent.

                               DEATH OF ANNUITANT

Sole Annuitant.--lf we receive proof that an annuitant, who was the last surviving or only annuitant named in the contract, died before the Annuity Date, we will pay the beneficiary the proceeds promptly.

If the Annuitant dies before his or her 65th birthday, the proceeds will be the greater of (a) minimum proceeds, which we define below, and (b) the contract fund (which we define on page 11) as of the date we receive due proof of death. Minimum proceeds if no withdrawals have been made is the sum of all of the purchase payments paid to us plus any additional percentage amounts of purchase payments we credit. Any withdrawal reduces minimum proceeds on the date of the withdrawal in the same proportion that it reduces your contract fund on that date. Purchase payments made after a withdrawal increase minimum proceeds by the amount of the purchase payments plus any additional percentage amounts of purchase payments we credit.

Example: Assume a total of purchase payments and additional amounts of $10,000 and a subsequent withdrawal of $3,000 made when your contract fund amounts to $12,000. The contract fund is reduced by one-fourth ($3,000 divided by $12,000); therefore minimum proceeds, which was $10,000, is also reduced by one-fourth, to $7,500. A subsequent purchase of $5,000 with an additional amount credited of $50 would increase minimum proceeds to $12,550.

If the Annuitant dies on or after his or her 65th birthday, the proceeds will be the contract fund as of the date we receive due proof of death.

If the Annuitant dies on or after the Annuity Date, the settlement then in effect will govern whether and to whom we will make any payment(s).

Multiple Annuitants.--If two annuitants are named in the contract and we receive due proof that one of them died before his or her 65th birthday and before the Annuity Date, here is what we will do. We will compare minimum proceeds, determined as described above for death of a sole annuitant, with the amount of your contract fund. If minimum proceeds is greater than the amount of the contract fund, we will credit the difference to the contract fund as a death benefit. The death benefit, if any, will be distributed among the subaccounts and/or the fixed account in the same proportions as the contract fund was distributed before the crediting of the death benefit.

No death benefit is payable if the Annuitant who died did so before the Annuity Date and either: (1) the Annuitant had reached his or her 65th birthday on or before the date of his or her death; or (2) the amount of the contract fund on the date we received due proof of the Annuitant's death was greater than or equal to minimum proceeds determined as described above.

The surviving annuitant may withdraw all of the contract fund, within 30 days following the date we receive due proof of the first annuitant's death, without paying any sales charge that might otherwise be required for a withdrawal (see Withdrawal Charges on page 11).

When only one of the annuitants named in the contract survives, the above provisions for Sole Annuitant will apply to that surviving annuitant.

Where two annuitants named in the contract have died and there is not sufficient evidence that they have died otherwise than simultaneously, the proceeds of the contract will be distributed as if the First Annuitant had survived the Co-Annuitant.


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                    CONTRACT FUND AND CONTRACT VALUE OPTIONS

Before the annuity date, you may be able to make withdrawals from the contract fund and you may surrender this contract for its cash value.

Contract Fund. --On the contract date the contract fund is equal to the invested purchase amount (see below) minus any of the charges described in items (f) through (i) below which may have been due on that date. On any day after that the contract fund is equal to what it was on the previous day, plus these items:

     (a) any increase due to investment results in the value of the subaccounts to which that portion of the contract fund that is in the investment amount is allocated (we explain investment amount below);

     (b) guaranteed interest at 3% on that portion of the contract fund that is in the fixed account;

     (c) any excess interest on that portion of the contract fund that is in the fixed account (see page 12); and

     (d) any invested purchase amount resulting from additional purchase payments minus these items:

     (e) any decrease due to investment results in the value of the subaccounts to which that portion of the contract fund that is in the investment amount is allocated;

     (f) a charge against the investment amount at a rate of up to .00326816% a day (1.20% a year) for mortality and expense risks that we assume;

     (g) any annual maintenance charge that we deduct (see page 12);

     (h) any amount charged against that contract fund for Federal or State income taxes; and

     (i) any withdrawals, withdrawal charges, and recapture of additional amounts.

Invested Purchase Amount. --This is the portion of the purchase payments that we add to the contract fund. It is equal to the purchase payments, plus any additional amounts we have credited, minus any applicable deduction for state and/or local premium taxes.

Investment Amount --The investment amount for this contract is the amount we use to compute the investment results. The investment amount is allocated among the subaccounts. The amount of the investment amount and its allocation to subaccounts depend on (1) how you choose to allocate the invested purchase amount; (2) whether or not you transfer amounts among subaccounts; (3) the investment performance of the subaccounts to which amounts are allocated or transferred; and (4) whether or not you make any withdrawals. The account, subaccounts, and account investments are described on page 9. The investment amount at any time is equal to the contract fund, minus the portion of the contract fund that is in the fixed account.

Cash Value. --The cash value of the contract at any time is the contract fund, minus any withdrawal charges that apply, minus any Additional Amount which is subject to recapture. See Withdrawal Charges below for the period of time during which there may be a withdrawal charge.

Withdrawal Charges (Deferred Contingent Sales Charges). --Although no sales charges are deducted from your purchase payments when they are made, your purchase payments may be subject to a sales charge upon withdrawal or upon surrender of this contract for its cash value. Earnings, defined on page 6, are not subject to sales charges. Withdrawals are considered to consist of earnings, if any, first, then of purchase payments on a first-in, first-out basis.

In each contract year, any purchase payments withdrawn which do not in total exceed 10% of your contract fund valued as of the date of the first withdrawal in that year, will not incur a sales charge. A sales charge may be imposed on purchase payments withdrawn in excess of this 10% limitation.

The amount of any sales charge imposed on the withdrawal of a purchase payment varies with the number of contract years that have elapsed since the purchase payment was made.

When you make a withdrawal, the rate of sales charge applied against any purchase payments or portion of a purchase payment that is subject to a charge is determined in accord with the following:

If the contract year of purchase payment is the same as the contract year of withdrawal, the rate is 8%.

If the duration from the start of the
contract year of purchase payment to the
start of the contract year of withdrawal is...                    The rate is...

One year ..............................................................     7%
Two years .............................................................     6%
Three years ...........................................................     5%
Four years ............................................................     4%
Five years ............................................................     3%
Six years .............................................................     2%
Seven years ...........................................................     1%
Eight years or more ..................................................      0%

In determining the amount of sales charge, if any, we will consider that any purchase payment withdrawn is the first purchase payment made which has not previously been withdrawn. This is so even if that purchase payment was

                            (Continued on Next Page)


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

              CONTRACT FUND AND CONTRACT VALUE OPTIONS (Continued)

allocated to a different subaccount (and/or the fixed account) than that from which withdrawal is being made or if the amount being withdrawn is no longer subject to a withdrawal charge. Depending on the amount of the withdrawal, one or more sales charge rates may be used if the withdrawal is of purchase payments made in more than one contract year.

Recapture of Additional Amount.-- When you make a withdrawal which consists partially or fully of purchase payments, we may recapture additional amounts (see page 8) which we credited to your contract fund. If the duration from the start of the contract year of purchase payment to the start of the contract year of withdrawal is less than eight years, we will recapture the exact amount of any additional amounts credited as a result of such purchase payments. If the duration from the start of the contract year of purchase payment to the start of the contract year of withdrawal is eight years or more, we will not recapture any additional amounts credited as a result of such purchase payments.

Example.--

Year                      Transaction
----                       -----------

Contract year one      --Payment of $1,000 (plus crediting of $10 additional)
                         in Subaccount A

Contract year two      --Payment of $900 (plus crediting of $9 additional) in
                         Subaccount B


Contract year three    --Payment of $1,500 (plus crediting of $15 additional)
                         in Subaccount C.

In contract year five the contractholder requests a partial withdrawal of $1,600 from Subaccount C which has grown to $1,900. The amount of the contract fund on the date of withdrawal is $3,900, $466 more than the total of the purchase payments made to date, plus the additional amounts credited to date. Thus, for purposes of determining sales charges, the $1,600 withdrawal is considered to consist of $466 of earnings and $390 of purchase payments (10% of the contract fund) may be withdrawn without sales charge. A sales charge is required on the remaining $744 of purchase payment being withdrawn.

To determine the sales charge we assume that $1,000 of purchase payment being withdrawn is the payment made to Subaccount A in contract year one. The remaining $134 of purchase payment being withdrawn is assumed to be a part of the $900 payment made to Subaccount B in contract year two. Of the first $1,000 purchase payment we have seen that $390 (10% of $3,900) may be withdrawn without sales charge. A 4% sales charge is due on the withdrawal of the other $610 of the payment (4% multiplied by $610 equals $24.40). The $134 portion being withdrawn from the second payment requires a 5% sales charge (5% multiplied by $134 equals $6.70). Thus the total sales charge for withdrawing $1,600 in year five is $31.10.

In addition, since $1,134 of purchase payments is being withdrawn and the durations from the start of the contract years of these purchase payments to the contract year of withdrawal is less than eight years, we will recapture additional amounts equal to $11.34 (1% of $1,134).

Annual Maintenance Charge.-- On each contract anniversary before the Annuity Date or at the time of total withdrawal we will deduct a maintenance charge from your contract fund. The maximum amount we will deduct is shown on page 3 of this contract. If on any contract anniversary the contract fund is allocated to more than one subaccount and/or to the fixed account, we will divide the charge on a pro-rata basis, according to the value of each subaccount and/or the fixed account.

Conditions for Withdrawal or Surrender.-- Our consent is needed for a withdrawal if (1) its amount is less than $300; (2) it would reduce the contract fund to less than $300; or (3) a withdrawal was made earlier in the same contract year.

To make a withdrawal or to surrender this contract for its cash value, you must ask us in writing in a form that meets our needs. Also, to surrender the contract, you must send it to us. Unless we consent, any amount withdrawn will be taken from the subaccounts and/or the fixed account in proportion to the amount in each as of the date of the withdrawal. After deducting the Annual Maintenance Charge and the sales charges, and recaptures of Additional Amounts, if any, we will pay the balance.

Guaranteed Interest-- The guaranteed interest rate credited on that portion of the contract fund in the fixed account is an effective rate of 3% a year.

Excess Interest-- Excess interest on that portion of the contract fund in the fixed account may be credited in addition to the 3% guaranteed interest rate. The rate of any excess interest is not guaranteed. It will be determined from time to time and will continue thereafter until a new rate is determined. We may use different rates of excess interest for different portions of the contract fund that are in the fixed account.


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

                                PAYOUT PROVISIONS

Choosing an Option.-- You may have the amount of your contract fund on the Annuity Date paid to the Annuitant(s) under one of the options we describe below. If two annuitants are named in the contract, and both are living, you may choose to have payments made to either. But, for any annuity settlement, we will first deduct from your contract fund any charge for state and/or local premium taxes, any recapture of additional amounts, and any withdrawal charges. We offer the same annuity options to the Payee that we offer to an annuitant. And we determine monthly payments for the Payee in the same way we do for an annuitant.

Conditions.-- With respect to the option(s) you select, your right to make the choice is subject to all these conditions: (1) You must ask for the option in writing and in a form which meets our needs. (2) You must send the contract to us to be endorsed. (3) If we require it, you must give us proof of the date of birth of the person on whose age an annuity payment is based. (4) We must have your request, the contract and any required proof(s) of the date(s) of birth before the Annuity Date.

Your choice of an option will take effect on the Annuity Date but only if: (1) the person on whose life the annuity is to be based is living on that date; (2) the first payment under the option will be at least $50; and (3) you do not void the choice by making a later choice before the Annuity Date.

If two annuitants are named in the Contract and both are living, settlement will be made on the life of the First Annuitant, as named on page 3.

When No Option Chosen.-- If no choice takes effect on the Annuity Date, settlement under the Interest Payment Option will become effective.

Options Described.-- When we use the word annuitant in the following paragraphs we mean the annuitant for whom the annuity described was chosen and who is to receive settlement under the annuity.

For an annuitant, the first payment under these options is due on the Annuity Date.

For a Payee, unless a later date is requested, the first payment will be due on the first day of the earliest calendar month on or after the day the Service Office has received the request for the settlement and due proof of the annuitant's death and such claim forms and other evidence as may be satisfactory to us. Here are the options we offer. We may also consent to other arrangements.

Life Income Option.-- You may choose monthly payments for as long as the annuitant lives, with 120 monthly payments certain.

Interest Payment Option.-- We will hold an amount at interest. We will pay interest at an effective rate of at least 3% a year ($30.00 annually, $14.89 semi-annually, $7.42 quarterly or $2.47 monthly per $1,000). We may pay more interest.

Supplemental Life Annuity Option.-- You may choose to receive the proceeds of this contract in the form of payments like those of any annuity or life annuity we then regularly issue that (1) is based on United States Currency; (2) is bought by a single sum; (3) does not provide for dividends; and (4) does not normally provide for deferral of the first payment. For purposes of this option only, the words we, our and us include our subsidiary company, Pruco Life Insurance Company, which has agreed to make settlements under this option.

The proceeds of this contract might be subject to a withdrawal charge if paid as a lump sum. If so, we will apply that charge pro-rata to any portion of the proceeds not placed under this option. For the amount placed under this option on any date, any annuity payment will be at least 100% of what we would pay under the chosen kind of annuity with its first payment due on its contract date. The phrase regularly issue does not include contracts that are used to qualify for special federal income tax treatment as a retirement plan unless this contract has been issued as part of such a plan. At least one of the persons on whose life this option is based must be a Payee. This option cannot be chosen more than 30 days before the due date of the first payment. On request, we will quote the payment that would apply for any amount placed under the option at that time.

Residue Described.-- For the Life Income Option and the Supplemental Life Annuity Option, residue on any date means the then present value of any unpaid payments certain. It does not include the value of any payment that may become due after the certain period. For the Life Income Option, we will compute it at an effective interest rate of 3 1/2% a year. But we will use the interest rate we used to compute the actual Life Income Option payments if they were not based on the table in this contract. For the Supplemental Life Annuity Option, we will use the interest rate we would use for the chosen kind of annuity with the same provisions as to withdrawal.



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

                          PAYOUT PROVISIONS (Continued)

For the Interest Payment Option, residue on any date means any unpaid balance with interest to that date.

Withdrawal of Residue.-- Unless otherwise stated when the option is chosen: (1) under the Life Income Option and the Supplemental Life Annuity Option the residue may be withdrawn; and (2) under the Interest Payment Option all, or any part not less than $100, of the residue may be withdrawn. If the Interest Payment Option residue is reduced to less than $1,000, we have the right to pay it in one sum. Under the Life Income Option and the Supplemental Life Annuity Option, withdrawal of the residue will not affect any payments that may become due after the certain period; the value of those payments cannot be withdrawn. Instead, the payments will start again if they were based on the life of a person who lives past the certain period.

Recapture of Additional Amounts.-- Before we make payments under any of the above options, we will reduce the contract fund by the recapture of additional amounts in the same way as we would if you had surrendered the contract for its cash value (see page 12).

Withdrawal Charges.-- Before we make payments, under either the Life Income Option or the Interest Payment Option, we will also reduce the contract fund by a withdrawal charge in the same way as we would if you had surrendered the contract for its cash value (see page 11).





                                  ENDORSEMENTS
                      (Only we can endorse this contract.)




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                                      C-62

                            ANNUITY SETTLEMENT TABLE

Amounts Payable. --If the Annuity Date is a contract anniversary, for the Life Income Option we will use the table below to compute the amount of the annuity payment. The amounts we show are based on the Annuitant's sex and age last birthday on the Annuity Date.

If the Annuity Date is not a contract anniversary, for each completed quarter year after the most recent anniversary we will adjust the amounts.

When we computed the amounts we show in the tables, we adjusted the 1983 Table A to an age last birthday basis, less three years; we used an interest rate of 3 1/2% a year. If the age is over 80, the rate for age 80 will be used. We will let you know the amounts if you ask for them. Settlements under the Life Income Option will share in our surplus to the extent and in the way we decide.

Other forms of annuity may be provided, subject to Prudential's consent, or as may be required by any applicable law or regulation.


       Amount of Annuity Payment for under the Life Income Option for each
                       $1,000 applied on the Annuity Date
--------------------------------------------------------------------------------
AGE            MALE           FEMALE      AGE         MALE           FEMALE
--------------------------------------------------------------------------------

 41           $3.88          $3.67        61         $5.25           $4.79
 42            3.92           3.70        62          5.36            4.89
 43            3.97           3.74        63          5.48            4.98
 44            4.01           3.78        64          5.60            5.09
 45            4.06           3.82        65          5.73            5.20
 46            4.12           3.86        66          5.87            5.31
 47            4.17           3.90        67          6.01            5.43
 48            4.23           3.94        68          6.15            5.56
 49            4.28           3.99        69          6.30            5.70
 50            4.35           4.04        70          6.46            5.84
 51            4.41           4.09        71          6.62            5.99
 52            4.48           4.15        72          6.79            6.15
 53            4.55           4.21        73          6.96            6.31
 54            4.62           4.27        74          7.13            6.49
 55            4.70           4.33        75          7.30            6.67
 56            4.78           4.40        76          7.48            6.85
 57            4.86           4.47        77          7.66            7.04
 58            4.95           4.54        78          7.83            7.24
 59            5.05           4.62        79          8.00            7.44
 60            5.15           4.71        80          8.17            7.64
--------------------------------------------------------------------------------


                                  ENDORSEMENTS

                      (Only we can endorse this contract.)



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

                                GUIDE TO CONTENTS
                                                                         Page

   Contract Data ........................................................   3

   Contract Summary .....................................................   5

   General Provisions ...................................................   6
    Definitions; Annual Report; Contract
    Modifications; Change of Annuity Date;
    Removal of an Annuitant;
    Ownership and Control;
    Currency; Misstatement of Age or Sex;
    Incontestability; Proof of Survival or Death;
    Assignment; Changes by Prudential;
    Voting Rights

   Purchase Payments ....................................................   8
    Additional Amounts

   Beneficiary .......................................................... 3 & 8

   Separate Account .....................................................   9
    The Account; Subaccounts; The Fund; Account
    Investments; Change in
    Investment Policy; Change of Fund

   Fixed Account ........................................................   9
    The Fixed Account; Fixed Account Options

   Death of Annuitant ...................................................  10

   Transfers ............................................................  10
    Transfers among Subaccounts and into
    the Fixed Account; Transfers Among Fixed
    Account Options and into the Subaccounts

   Contract Fund and Contract Value Options .............................11 & 12
    Contract Fund; Invested Purchase Amount;
    Investment Amount; Cash Value;
    Withdrawal Charges (Deferred Contingent Sales
    Charges); Recapture of Additional Amount;
    Annual Maintenance Charge; Conditions
    for Withdrawal or Surrender; Guaranteed
    Interest; Excess Interest

   Payout Provisions ....................................................  13
    Choosing an Option; Conditions;
    When No Option Chosen; Options Described;
    Life Income Option; Interest Payment Option;
    Supplemental Life Annuity Option;
    Residue Described; Withdrawal of Residue;
    Recapture of Additional Amounts;
    Withdrawal Charges

   Annuity Settlement Table .............................................  15


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






                                     Page 18


Variable Annuity Contract with Flexible Purchase Payments--Monthly annuity payments starting on Annuity Date. Payment as stated upon death before Annuity Date. Purchase payments payable during lifetime(s) of annuitant(s) until Annuity Date. Cash values reflect investment results.



(VIP--86)

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                                      C-66